Exhibit 99.4

STOCK OPTION PLAN OF “WALLBOX CHARGERS, S.L.”

INDEX

1.	PURPOSE OF THE PLAN	3

2.	PLAN MECHANISM	3

3.	STRIKE PRICE	4

4.	EFFECTIVENESS & TERM OF THE PLAN	5

5.	VESTING PERIOD	5

6.	EXERCISE CONDITIONS	5

7.	EXERCISE OF OPTIONS	7

8.	REDEMPTION RIGHT	8

9.	REDEMPTION RIGHT PAYMENT	10

10.	EXERCISE OF OPTIONS & REDEMPTION RIGHT IN FINANCING ROUNDS	11

11.	TRANSFER OF OPTIONS	12

12.	TERMINATION OF THE BENEFICIARIES’ EMPLOYMENT	12

13.	EMPLOYMENT MATTERS	12

14.	PERSONAL DATA	13

15.	CONFIDENTIALITY	13

16.	TAXATION	13

17.	NOTICES	14

18.	LANGUAGES	14

19.	SEVERABILITY	14

20.	APPLICABLE LAW AND JURISDICTION	14

ANNEX 1: INVITATION NOTICE		15

ANNEX 2: LIQUIDATION EVENT NOTICE		16

ANNEX 3: BENEFICIARY EXERCISE NOTICE		17

ANNEX 4: CLOSING NOTICE		18

ANNEX 5: REDEMPTION RIGHT NOTICE		19

2/19

“WALLBOX CHARGERS, S.L.”

STOCK OPTION PLAN FOR EMPLOYEES

1.	PURPOSE OF THE PLAN

1.1.

WALLBOX CHARGERS, S.L. (hereinafter, “Wallbox” or the “Company”) has approved to offer to all employees of the Company (hereinafter, the “Beneficiaries” or, individually, the “Beneficiary”) the possibility of participating in a stock option plan over shares of the Company (the “Options”) which give to any Beneficiary the opportunity to acquire a certain number of ordinary shares (the “Shares”) of the Company, in the terms and conditions set forth below (hereinafter, the “Plan”).

1.2.

In the referred framework, this Plan aims to (i) align the interests of the Beneficiaries with the creation of value for the Company, and (ii) allow Beneficiaries to benefit in the future from the value that they contribute to generate with their professional activity in the Company.

1.3.

The participation of the Beneficiary in the present Plan is voluntary and will not entail that the Company assumes any sort of undertaking to offer the Beneficiary a participation in future incentive plans which may be agreed by the Company.

1.4.

The Board of Directors of the Company is hereby instructed to carry out the following faculties in relation to the Plan, notwithstanding any further delegations of these faculties and responsibilities the Board of Directors may agree in favor of the Chief Executive Officer (CEO) or any of its members:

a)	Determination of the Beneficiaries of the Plan;

b)	Setting of the number of stock options and other conditions of each Beneficiary;

c)	Construction and interpretation of the general conditions of the Plan;

d)	Exercise of the Redemption Right; and

e)	Any other faculties that may be necessary for the proper interpretation of the Plan.

2.	PLAN MECHANISM

2.1

The maximum number of Shares that shall underlie to all of the Options included in this Plan shall be, at the Effective Date (as defined below), equivalent approximately to 1% of the current share capital of the Company, the exact amount of which will be approved by the General Shareholders Meeting of the Company in accordance with section 4.2 below.

Such percentage will be therefore subject to dilution, as any other shares, in the event that future capital increases are carried out in the Company, or that additional new rights or benefits not foreseen in this Plan are created.

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2.2	Options under this Plan shall be granted over ordinary shares of the Company, which as of the date of this Plan are class A shares in accordance with the approved text of the Bylaws of the Company.

2.3

The Board of Directors of the Company, through the CEO or any of its members, shall deliver a personal notice to each Beneficiary (hereinafter, the “Invitation Notice”), with an invitation to participate in the Plan, which shall contain, among others, (i) the number of Options granted to the Beneficiary; and, where appropriate (ii) the individual conditions governing the participation of the Beneficiary in the Plan (hereinafter, the “Particular Conditions”). Form of the Invitation Notice is attached hereto as Annex 1 to this Plan.

2.4	Together with the Invitation Notice, each Beneficiary will receive a copy of this Plan.

2.5	For the purposes of this Plan, it shall be understood as date of concession the 1 May 2020, unless otherwise stated in the Invitation Notice (hereinafter, the “Concession Date”).

2.6

In proof of its acceptance to participate in the Plan, the Beneficiary shall deliver to the Company an executed copy of the Invitation Notice within the term to that effect stated in the Invitation Notice. The execution of the Invitation Notice by the Beneficiary shall entail its acceptance of each and every one of the terms and conditions set forth in the General Conditions and in the Particular Conditions.

2.7

In case the Beneficiary fails to deliver duly filled in the Invitation Notice within the term established, it shall be understood that it refrains from participating in the Plan to all effects, not acquiring, consequently, the condition of Beneficiary.

2.8

The granting of the Options shall be governed by the terms and conditions of this Plan and, where appropriate, by the Particular Conditions which may be set forth in the Invitation Notice. In case of conflict between the general conditions of this Plan and the Particular Conditions set forth in the Invitation Letter, the latter shall prevail.

3.	STRIKE PRICE

3.1.	The exercise or strike price of the Options will be the par value (valor nominal) of the Shares to be acquired by the Beneficiary (hereinafter, the “Strike Price”).

3.2.

Such Strike Price will be automatically updated in the event of share splits or increase in the par value (valor nominal) of the Company’s Shares from the Concession Date and until the time of execution.

3.3.

Notwithstanding the foregoing, the Company shall structure a mechanism in order to avoid the disbursement of the referred Strike Price by each Beneficiary in case of exercise of the Option, under the terms of this Plan, as such amount shall be integrated within the salary reduction agreed by the Beneficiary with the Company in the framework of the salary adjustment plan the Company is implementing.

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4.	EFFECTIVENESS & TERM OF THE PLAN

4.1.

This Plan shall enter into force on the date of its approval by the Board of Directors of the Company (hereinafter, the “Effective Date”) and shall remain in force for a until all options have been exercised or all Beneficiaries have received the Redemption Right payment as foreseen in section 9 below.

4.2.

Notwithstanding the foregoing, the validity and enforceability of this Plan shall be subject to its ratification by the General Shareholders Meeting, which shall happen no later than forty-five (45) days after the Effective Date.

5.	VESTING PERIOD

5.1.

The vesting period shall be of eight (8) uninterrupted months starting on the Concession Date, during which the Options shall progressively vest for the Beneficiary, to the extent the conditions set forth in this Plan are met (hereinafter, the “Vesting Period”).

5.2.	In this regard, the Options will be consolidated proportionally on a monthly basis, on the last day of each month, at a rate of 1/8 (12.5%) per month.

5.3.	Consequently, at the end of the referred eight (8) months period, the Options shall have completely vested.

5.4.

In any case, and taking into consideration the concurrence of particular circumstances, the Company may set forth a different Vesting Period in the Particular Conditions included in the Invitation Notice received by a Beneficiary, which shall in any case be agreed with the particular Beneficiary.

5.5.	The Company may at any time grant an accelerated vesting right in relation to the part of the Options pending to be vested to the Beneficiaries as it may consider necessary or convenient.

5.6.

In case of suspension of the professional relationship during the Vesting Period due to illness, accident, maternity or paternity or any other non-voluntary temporary leave or absence, the Options shall continue to vest in the same terms and conditions regardless of such leave or absence.

6.	EXERCISE CONDITIONS

6.1.	Compliance with each and every one of the following conditions shall be an essential requisite for a Beneficiary to exercise the Options:

a)	That the Options to be exercised have vested, according to the Vesting Period conditions established in section 5 above.

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b)	That one of the following circumstances or transactions take place, which shall be hereinafter referred as the “Liquidation Events” or, individually, as a “Liquidation Event”:

(i)

The transfer of a number of shares of the Company which represents a percentage over 50% of its share capital, in favor of shareholders of the Company or in favor of third parties different from the shareholders of the Company or of companies controlled directly or indirectly by the shareholders, to the extent and when the consideration for such sale is a payment in cash or in shares of a listed company.

It shall not be understood that a transfer of shares exists when the transfer occurs:

•	Between companies of the same group of companies as the transferring shareholder;

•	Between venture capital entities managed by the same venture capital management company; or

•

As a consequence of a merger, spin off or any other kind of reorganization or corporate restructuring of the Company or of any of the group companies or of the shareholders of the Company and the companies of their group.

For the avoidance of doubt, transfers carried out in several transactions taking place within a term of twelve (12) months which jointly sum up to more than 50% of the share capital of the Company shall be also considered covered within this Liquidation Event.

(ii)

The listing of the shares of the Company, or of any holding company to which the shares of the Company have been transferred for the purposes of its listing in (i) primary stock regulated market or in any other equivalent regulated market; or (ii) alternative stock exchange markets; of the European Union, the United States of America or any of the OECD countries;.

(iii)

The refund of the contributions to the shareholders of the Company by means of the redemption of shares representing more than 50% of the share capital of the Company in the framework of one or more capital decreases approved within a term of twelve (12) months.

(iv)

Any dividend distribution agreed by the Company in the framework of the sale of the Company’s business or global assignment of its substantial assets and liabilities (including but not limited to intellectual and industrial property rights).

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7.	EXERCISE OF OPTIONS

7.1.	Beneficiaries will be entitled to execute their vested Options at the occurrence of a Liquidation Event, subject to non-execution of the Redemption Right (as defined in section 8 below).

7.2.

In the event a Liquidation Event is expected to occur, provided that the Redemption Right is not exercised as per section 8 below, the Board of Directors shall communicate to the Beneficiary in writing and with reasonable prior notice his/her right to exercise the Options (hereinafter, the “Liquidation Event Notice”). Attached as Annex 2 to this Plan is the template of the Liquidation Event Notice that shall be issued by the Board of Directors.

7.3.

The Beneficiary shall notify to the Company its decision regarding the exercise of his/her Options (or not) within ten (10) days from receipt of the Liquidation Event Notice of the Company (hereinafter, the “Beneficiary Exercise Notice”). Attached as Annex 3 is the form of Beneficiary Exercise Notice that the Beneficiary must deliver to the Company duly completed and signed. If the Beneficiary does not exercise his/her Options, any rights under this Plan could eventually be forfeited, if where so comunicated again by the Company, the Beneficiary fails to exercise the Options before the Liquidation Event takes place.

7.4.

Within twenty (20) days from receipt of the Beneficiary Exercise Notice by the Company or in such other term in which a closing date for the Liquidation Event is established by the involved parties, the Company shall hold a General Shareholders’ Meeting to increase the share capital and issue the corresponding ordinary shares as a result of the exercise of the Options and shall communicate to the Beneficiaries the date of acquisition of such shares (hereinafter, the “Closing Notice”). Attached as Annex 4 is the template of Closing Notice that shall be used by the Company.

7.5.

Exercise of the Options shall in any case be subject to the closing of the Liquidation Event. In the event that the Liquidation Event does not finally occur, the notice under paragraph 7.2 and 7.3 and/or any notice in relation with the Options shall not produce any effects and shall be understood as not delivered.

7.6.

Prior or simultaneous to any acquisition of the Shares in exercise of the Options under this Plan resulting from a Liquidation Event, the Beneficiary shall expressly adhere to each and every one of the covenants contained in the relevant applicable shareholders’ agreement of the Company, if any, and expressly assume all the obligations set out therein, by providing the corresponding adhesion notice or notarial accession deed if required by the Company. Should the shareholders’ agreement contain classes of shares or categories of shareholders different from those currently containing, the Beneficiary will be included in the ordinary class of shares.

7.7.

After the acquisition of the Shares by the Beneficiary, he will become bound to participate in the Liquidation Event with the terms and conditions agreed between the shareholders and the acquirer(s), given the case, to which end the Beneficiary shall execute the relevant agreements or accessory documents.

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7.8.

In relation to the foregoing, by participating in this Plan, the Beneficiaries acknowledge and accept that shareholders agreement of the Company contains a preferential liquidation clause which could entail an unequal distribution of the proceeds of a Liquidation Event in favor of certain shareholders under the shareholders agreement in detriment of the other shareholders, and therefore of the price to be eventually received by the Beneficiary of its underlying Shares in such potential Liquidation Event.

In this regard, the Beneficiaries hereby accept the application of such liquidation preference clause and the fact that their underlying shares are ordinary shares and could therefore be affected by application of such liquidation preference, in the same (and in no worse) terms and conditions than it would affect the remaining shares of the Company not subject to such preference.

In addition to the foregoing, the Beneficiaries further accept that, during the term of this Plan, the conditions of the preferential liquidation clause may be modified and that such liquidation preference shall also be applicable to the underlying shares in the same terms and conditions (and in no worse) that would be applicable to the remaining shares of the Company not subject to such preference.

7.9.	In addition, the Beneficiary convenes to execute in good faith all actions necessary and to not hinder the closing of any transaction within a Liquidation Event.

7.10.

In the event that the Beneficiary breaches any of the obligations under sections 7.6, 7.7 7.8, and 7.9 above, the rights of the Beneficiary under this Plan shall automatically be forfeited and, if applicable, the ownership of its shares shall also be forfeited. In this regard, by the acceptance to participate in this Plan, each Beneficiary expressly authorises the Company to carry out a capital reduction by amortization of shares and grants all consents (including to vote in favour of the relevant resolutions) which may be necessary to carry out such amortization. If it proves necessary, the Beneficiary shall reiterate the consents and shall document in the form that the Company deems appropriate and shall make use of his/her rights as shareholders to completely and timely fulfil the covenants contained in this section.

8.	REDEMPTION RIGHT

8.1.

Notwithstanding the foregoing, in the event of a Liquidation Event (other than those defined in section 6.1b) (ii)), in lieu of exercising the Option, the Company’s Board of Directors shall be entitled, at its sole discretion, to cancel any vested Options by paying in cash an amount to the Beneficiary equal to the capital gain the Beneficiary would have received had it exercised the Option and then participated in the Liquidation Event with its acquired Shares (hereinafter, the “Redemption Right”).

8.2.

In the event a Liquidation Event is expected to occur, and the Board of Directors decides to exercise this Redemption Right, the Company shall communicate to the Beneficiary in writing and with reasonable prior notice the decision (hereinafter, the “Redemption Right Notice”). Attached as Annex 5 to this Plan is the template of Redemption Right Notice that shall be issued by the Company.

8/19

8.3.

The amount which shall correspond to the relevant Beneficiary in case of exercise of the Redemption Right shall be equivalent to the result of multiplying (i) the number of Shares underlying the vested Options of the Beneficiary by (ii) the relevant URV (as defined below).

8.4.	In relation thereto, the unitary reference value (the “URV”) shall be determined in the following manner depending on the circumstances giving rise to the Liquidation Event:

a)	Transfer of more than 50% of the shares of the Company (in relation to Section 6.1.b) (i)):

(i)

The URV shall be equal to the effective price per share to be received by the holders of ordinary shares at the Liquidation Event, including for these purposes, all the shares issued or created by the Company and the Options allocated to the Beneficiaries in accordance with this Plan or any other phantom share or option granted by the Company from time to time on a fully diluted basis, and after detracting (i) any applicable liquidation preferences; and (ii) any selling expenses or costs which are to be borne by the holders of ordinary shares in the same terms and conditions than these.

(ii)	In case of sales affecting less than 100% of the shares of the Company, the URV shall be calculated considering only those ordinary shares which are subject to the Liquidation Event.

(iii)

In case of different prices per share affecting the ordinary shares of the Company at the Liquidation Event, the URV shall be calculated taking into account the average price per share received by the holders of ordinary shares. Likewise, if the transfer of shares is completed in several transfers, the URV shall be the average price per share of ordinary shares resulting from all the transfers giving rise to the Liquidation Event.

b)	Refund of shareholders’ contributions in the framework of share capital decreases or payment of dividends (in relation to Section 6.1. b) (iii) and (iv)).

(i)

The URV shall equal the value per share to be received by the holders of ordinary shares from the Company calculated taking into consideration the dividend amount or aggregate contributions, cash or non-cash, refunded to the shareholders of the Company, and taking into account for these purposes all the shares issued or created by the Company and the Options allocated to the Beneficiaries in accordance with this Plan or any other phantom share or option granted by the Company from time to time on a fully diluted basis, and after detracting (i) any applicable liquidation preferences; and (ii) any transaction expenses or costs which are to be borne by the holders of ordinary shares in the same terms and conditions than these

9/19

(ii)

In case of refund of contributions or payment of dividends affecting less than 100% of the shares of the Company, the URV shall be calculated considering only those ordinary shares which are subject to the Liquidation Event.

(iii)

In case of different amount of refund or dividends per share being received by the ordinary shares of the Company at the Liquidation Event, the URV shall be calculated considering the average value/dividend per share received by the holders of ordinary shares. Likewise, if the refund of contributions or payment of dividends is completed in several transactions, the URV shall be the average value/dividend per share of ordinary shares resulting from all the transfers giving rise to the Liquidation Event.

8.5.

For the avoidance of doubt, in case of application of a liquidation preference clause within a Liquidation Event, the URV will be calculated considering the application of the clause and subtracting, if applicable, the amounts of the Liquidation Event subject to such preference.

8.6.	Payment of the Redemption Right Amount shall be understood to include (and offset) any outstanding Strike Price amount deriving from section 3.3 above.

9.	REDEMPTION RIGHT PAYMENT

9.1.

In case of exercise of the Redemption Right by the Company, the amount corresponding to the Beneficiary (hereinafter, the “Redemption Right Amount”) shall be paid within a maximum term of thirty (30) business days as from the date (i) the payment to the shareholders of the Company is received as a consequence of the Liquidation Event; or (ii) from the date in which the Company receives the corresponding disbursements in case of a Financing Round.

9.2.

Notwithstanding the foregoing, in case the transaction triggering the Liquidation Event entails a deferred payment of the consideration agreed in such transaction or in case the Financing Round is structured in different tranches, the Redemption Right Amount shall be payable on the same terms as have been agreed for the payment of the price of the transaction triggering the Liquidation Event or the disbursement of the corresponding tranches at such Financing Round, given the case.

9.3.

Additionally, in case the transaction triggering the Liquidation Event entails the granting of guarantees by the relevant sellers, irrespective of how such guarantees are structured, the Redemption Right Amount shall be payable in proportion to the amounts received by the shareholders at the moment the Liquidation Event takes place. The remaining amount, if any, shall be payable as the guarantees are released, in proportion to the amounts released.

10/19

9.4.

Without prejudice to sections 9.2 or 9.3 above, and to the extent a Liquidation Event or a Financing Round takes place, the Board of Directors of the Company may agree the early payment of the Redemption Right Amount in favor of the Beneficiaries.

9.5.

Payment of the Redemption Right Amount shall be made in cash except in the case where the Liquidation Event entails payment of proceeds in shares of a listed company in which case the Board of Directors of the Company may decide to pay the Redemption Right Amount fully in cash or also in shares in the same proportion of cash and shares received by the holders of ordinary shares.

9.6.

In case of payment in shares of a listed company and where such shares are subject to a lock-up period after the Liquidation event occurs, the Beneficiaries shall be entitled to receive the Redemption Right Amount payment only after such lock-up period has elapsed.

10.	EXERCISE OF OPTIONS & REDEMPTION RIGHT IN FINANCING ROUNDS

10.1.

In addition to the exercise of the Options in case of Liquidation Events as per section 7 above, and in case (i) a new financing round takes place in the Company during the duration of this Plan in which current shareholders or external investors carry out a cash contribution to the Company (a “Financing Round”); and (ii) in such Financing Round, a secondary acquisition is agreed by virtue of which there is an opportunity for the Option holders to sell their shares to the investor(s); then the Company may in good faith and at its sole discretion offer to the Beneficiaries the possibility of voluntarily participating in such sale via either (i) ordinary exercise of their Options, in line with section 7 above; or (ii) by exercising the Redemption Right.

10.2.

In case a Beneficiary chooses to be paid through the exercise by the Company of the Redemption Right as per section 10.1 above, then the amount to be perceived by such Beneficiary shall be calculated in the same terms as foreseen in sections 8.3 and 8.4, and the URV shall be equal to the effective price per share received by the holders of ordinary shares whom have participated in the secondary sale of shares to the relevant investor(s).

Notwithstanding 10.1 and 10.2 above, where so requested by the investor(s) participating in the Financing Round and regardless of whether there is a secondary acquisition being carried out within its framework, the Company shall be entitled to unilaterally (i) compel the Beneficiaries to exercise their Options and sell their Shares to the investor(s); or (ii) exercise the Redemption Right over all the existing Options. In such scenario, the amount to be perceived by the Beneficiary shall again be calculated in the same terms as foreseen in sections 8.3 and 8.4, and the URV shall be equal to the blended price per share to be paid by the investor(s) participating in the Financing Round, both as primary and secondary, as agreed with the Company in the corresponding capitalization table used for the purposes of the Financing Round.

11/19

11.	TRANSFER OF OPTIONS

11.1.

The Options shall not be transferable inter vivos, non-assignable or not disposable on the basis of any other title in favour of a third-party, nor may they be encumbered or charged or used as a guarantee.

11.2.

The rights over the Options shall automatically be transferred to the heirs of Beneficiaries in the case of death prior to any Liquidation Event or Financing Round for any vested Options, in which case the heirs may exercise the Options (or receive the Redemption Right payment) in the terms and conditions described in this Plan.

12.	TERMINATION OF THE BENEFICIARIES’ EMPLOYMENT

12.1.

In the event of termination of the employment relationship with the Company, for any cause, the Beneficiary (or his/her successors in the event of death) shall keep its rights under the Plan in relation with any Options already vested, according to the Vesting Period referred in section 5 above, at the time of such termination. As such, the Beneficiary shall only lose the right to exercise the part of the Options which were not vested at the time of termination.

13.	EMPLOYMENT MATTERS

13.1.

The participation of the Beneficiary in the Plan and the granting of Options shall not trigger any compensation right in favour of the Beneficiary in the case of termination of the employment or services agreement for any cause. In this sense, the value of the Options does not constitute, at the date of granting, a remuneration and shall be outside the scope of the employment or services agreement of the Beneficiary nor has a salary nature.

13.2.

In the event that a Beneficiary is employed or contracted or resides in a country with laws that prescribe certain requirements for the correct application of this Plan, whatever their nature may be, the Board of Directors may at its discretion modify the terms of the Plan for the purpose of qualifying the Plan under such laws of such country; provided, however, that to the extent possible, the overall terms and conditions of the Plan remain as similar as possible, but in no event be made more favorable to the Beneficiary.

13.3.

In no event shall the potential gains deriving from this Plan be computable in the pensionable or regulating salary that serves as a base to determine the voluntary improvements of the protective action of Social Security from which the Beneficiary may benefit. As they do not have a salary nature, neither the participation in the plan nor the granting of the options will be taking into account for any calculation derived from the employment relationship or the compensation that could have been derived from it for any reason.

12/19

14.	PERSONAL DATA

14.1.

The Beneficiary acknowledges and accepts that in order to correctly fulfill and comply with the obligations contained herein, it will be necessary to communicate certain personal information and data arising from the employment relationship to third parties or entities that must intervene for the correct management of the Plan, such as the Company, stock exchange market agents, management consulting companies or financial entities. To these effects, it is expressly agreed that the Company might incorporate its data to a personal data file and to assign it, given the case, to other companies of the group if considered necessary for the proper management of the Plan.

14.2.	The Beneficiary commits to submit a written communication to the Board of Directors of the Company if there is any variation or modification regarding his/her personal data.

14.3.	The access, rectification, cancellation and opposition rights may be exercised by written communication to the Company.

15.	CONFIDENTIALITY

15.1.

During the term of the Plan and after its extinction, the Beneficiaries undertake to keep as strictly confidential any information regarding the Company, its business and/or the present Plan, that they might have access to during the term of their employment or professional relationship, as well as the information regarding their participation in the Plan and the terms and conditions of such participation.

16.	TAXATION

16.1.

Any tax that might arise from the granting and/or exercise of the Options, shall be on the account of the relevant Beneficiary or, given the case, of his/her successors. Furthermore, the social security contributions which are legally attributable to the Beneficiary shall be borne by him.

16.2.

Any retention shall be practiced in compliance with the applicable tax legislation at every moment, even if such retention would not have been practiced and required by the tax authorities, shall be borne by the Beneficiary and, given the case, his/her successors.

16.3.

Likewise, given the case, the Beneficiary shall be responsible for the payment on account of the Personal Income Tax or equivalent tax, as a consequence of the income generated by the exercise of the Options, even if originally such income would not have been charged, but the tax authorities require it afterwards.

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17.	NOTICES

17.1.	Any notification or communication to any Beneficiary shall be made in writing and delivered by hand or sent to the address or email address that the Beneficiary has communicated to the Company.

17.2.	Any notification or communication to the Company shall be made in writing and delivered to the Board of Directors at the registered office of the Company and shall be effective upon receipt.

18.	LANGUAGES

18.1.

The English version of this Plan is the only enforceable version. Should any conflict arise between the English language version of this Plan and any translation hereof, the English language version shall prevail.

19.	SEVERABILITY

19.1.

If any provision of this Plan is determined to be invalid or unenforceable in whole or in part, for any present or future reason, such invalidity or unenforceability shall not affect the enforceability of any of the remaining provisions hereof. This Plan shall be construed in such a way as if such invalid or unenforceable provision had never been contained herein. For these purposes, this Plan shall no longer be valid exclusively with respect to the null or invalid provision, and none of the remaining parts or provisions of this Plan shall be null, invalid, prejudiced or affected by such nullity or invalidity, except that due to resulting essential to this Plan it affected the Plan as a whole.

20.	APPLICABLE LAW AND JURISDICTION

20.1.	This Plan shall be governed by and construed in accordance with the Laws of Spain.

20.2.

Any dispute, controversy, issue or claim arising out of the performance or interpretation of this Plan, or relating thereof, directly or indirectly, shall be settled by the Courts of the city of Madrid.

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ANNEX 1: INVITATION NOTICE

Mr/Ms	[name of Beneficiary]

[city], [date]

Dear Mr. / Ms.:

We hereby inform you that the Governing Body of WALLBOX CHARGERS, S.L. has decided to designate you as one of the beneficiaries of the stock option plan of the company (hereinafter the “Stock Option Plan”), offering you the chance to participate in it in the terms and conditions listed below:

•	Number of Options granted: […]

•	Class of underlying shares: […]

•	Concession Date: […]

A copy of the Stock Option Plan is hereby delivered together with this Invitation Notice. We kindly urge you to read carefully the Stock Option Plan since your participation in the same shall require your acceptance of every and all of its terms and conditions.

For that purpose, if you are interested in participating in the Stock Option Plan, please return within [...] days a signed copy of this notice to the attention of [...] as sign of your receipt and unconditional and irrevocable acceptance of each and every one of the provisions of the Stock Option Plan.

Sincerely,

Mr. [...]
[Title]

Acknowledged and agreed:

Mr / Ms [...]
DNI/Passport [...]
Date: [...]

ANNEX 2: LIQUIDATION EVENT NOTICE

Mr/Ms [name of Beneficiary]

Hand delivered

[city], [date]

We hereby inform you that in the following [...] days the consummation of a Liquidation Event is expected to enable the exercise of your Options granted in the Invitation Letter of the Stock Option Plan dated on [...].

Attached to this letter is a response form in which you may indicate if you are interested in exercising the Options that were granted to you. To this end, we would request you to, within ten (10) business days of this notice, return to the attention of [...] the duly completed and signed form.

Sincerely,

Mr. [...]
[Title]

ANNEX 3: BENEFICIARY EXERCISE NOTICE

Mr. [member of the Board of Directors of WALLBOX CHARGERS, S.L.]

Member of the Board of Directors of

WALLBOX CHARGERS, S.L

[city], [date]

Dear Mr. / Ms. [...],

I hereby give notice of:

☐

My intention to exercise the vested Options that were granted to me in the Invitation to the Stock Option Plan on [date of invitation], in the form established by the Board of Directors, that is by means of the acquisition of the number of shares underlying the Options that correspond to me.

Additionally, I acknowledge and accept my obligation of entering into the shareholders agreement of the Company, assuming all the terms and conditions set forth therein, as well as undertake the obligation to grant limited and irrevocable powers of attorney in favor of the Company, regarding the rights assumed by virtue of my adhesion to the shareholders agreement of the Company, or any subsequent agreement regulating the rights and obligations of the shareholders of the Company.

☐	My intention not to exercise the Options that were granted to me in the Invitation Notice to the Stock Option Plan on [date of invitation].

Sincerely,

Mr./Ms. [...]
[DNI/Passport]: [...]

ANNEX 4: CLOSING NOTICE

Mr./Ms. [name of Beneficiary]

Hand delivered

[city], [date]

Dear Mr. / Ms. [...],

We hereby notify that the acquisition of ordinary shares of WALLBOX CHARGERS, S.L. which underlie the Options granted by virtue of the Stock Option Plan will occur as follows:

Place: […]

Date: […]

Number of Shares: […]

Exercise Price: […]

Sincerely,

Mr. [...]
[title]

ANNEX 5: REDEMPTION RIGHT NOTICE

Mr/Ms [name of Beneficiary]

Hand delivered

[city], [date]

We hereby inform you that in the following [...] days the consummation of a Liquidation Event/Financing Round is expected to take place.

In relation thereto, the Board of Directors of the Company has resolved to exercise the Redemption Right in the terms and with the conditions set for in section 8/10 of the Stock Options Plan of the Company of which you are a Beneficiary.

As a consequence of such exercise, you shall be entitled to receive an amount of […] which shall be paid to the same account where you receive your salary as follows:

[…]

In relation thereto, we hereby

Sincerely,

Mr. [...]
[Title]